FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.
/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Date: 14th April, 2005

_______________________________ Chairman - Chief Executive Officer

NATIONAL BANK OF GREECE

INVITATION TO THE BANK’S
ORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, 17 MAY 2005, AT 12:00 NOON

Pursuant to the provisions for Sociétés Anonymes (Companies’ Act 2190/1920) and for dematerialized shares (Law 2396/96), and to the Bank’s Articles of Association (Article 11) and Board of Directors’ resolution dated 12 April 2005, the Shareholders of banking Société Anonyme National Bank of Greece S.A., whose registered office is at Eolou 86, Athens, Greece, are invited to the Bank’s Ordinary General Meeting to be held at 12:00 noon on Tuesday, 17 May 2005, at Eolou 93 (Megaro Mela), Athens, with the following agenda:

1.	Submission for approval of the Board of Directors’ and the Auditors’ Reports on the annual financial statements for the financial year 2004 (i.e. 1 January 2004 – 31 December 2004).

2.	Submission for approval of the annual financial statements for the year 2004 (i.e. 1 January 2004 – 31 December 2004). Approval of dividend.

3.	Discharge of the members of the Board of Directors and the Auditors of National Bank of Greece from any liability for indemnity regarding the Bank’s annual financial statements and management for the year 2004 (i.e. 1 January 2004 – 31 December 2004).

4.	Approval of the remuneration received by the Bank’s Board of Directors for the financial year 2004 (pursuant to Companies’ Act 2190/1920 Article 24, par. 2), and determination of their remuneration, for the year 2005.

5.	Determination of the remuneration of non-executive members of the Board of Directors in their capacity as members of the Audit Committee for the year 2005.

6.	Approval of the members of the Board of Directors’, General Managers’ and Managers’ participation in the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per Companies’ Act 2190/1920, Article 23, par. 1 and the Bank’s Articles of Association, Article 30, par. 1).

7.	Election of regular and substitute Certified Auditors for the purposes of the audit of the Bank’s financial statements and the Group’s consolidated financial statements, and determination of their remuneration, for 2005.

8.	Approval of own shares buy-back programme in accordance with Article 16, par. 5 et seq. of Companies’ Act 2190/1920.

9.	Appointment of independent members of the Board of Directors.

10.	Approval of a stock options programme enabling the executive members of the Board of Directors, management officers and staff of National Bank of Greece and its affiliated companies to acquire shares of the Bank, pursuant to Companies’ Act 2190/1920 Article 13 par. 9, as amended.

11.	Announcements and other business.

According to the law and the Bank’s Articles of Association, Shareholders who wish to participate in the General Meeting in person or by proxy are requested to proceed as follows:

1.	Shareholders of dematerialized shares not held in the Special Securities Account with the Central Securities Depository S.A. should have their shares blocked, in all or in part, via their Securities Account Operators. Shareholders should subsequently submit the relevant certification, issued by the Central Securities Depository S.A. and supplied to them by their Securities Account Operators, to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Wednesday, 11 May 2005).

2.	Shareholders of dematerialized shares which are held with the Central Securities Depository S.A. in a Special Securities Account should have their shares blocked, in all or in part, directly through the Central Securities Depository S.A., by written declaration; the relevant certification issued to the Shareholders by the above-mentioned institution will subsequently be submitted by them to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Wednesday, 11 May 2005).

3.	Shareholders of non-dematerialized shares or depository documents will have to deposit them with the Bank (Head Office and network branches), or with the Deposit and Loans Fund or with any banking corporation in Greece at least five (5) days before the General Meeting (i.e. by Wednesday, 11 May 2005). Shareholders abroad should deposit their shares with any local NBG Unit (Branch or Representative Office), as applicable, otherwise with any other accredited bank. They should also ensure that the relevant share deposit receipts are submitted to the Bank by the above deadline.

Shareholders who are legal entities are further required to submit their legalization documents to the Bank, according to the law, within the same time limits as above, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held.

In the event that Shareholders wish to be represented by proxy, their representation documents should also be submitted to the Bank by Wednesday, 11 May 2005.

For their convenience, Shareholders who wish to participate in the General Meeting are also offered the option to authorize the Bank to block their shares on their behalf, in which case they are requested to contact the Shareholders Department (Tel. Nos. +30 210 334 3414/16/21/24/26/28/60/94, and Fax. Nos. +30 210 334 3404/06/10).

Athens, 12 April 2005
By order of the Board of Directors

EFSTRATIOS-GEORGE ARAPOGLOU
NBG Chairman and Chief Executive Officer

NATIONAL BANK OF GREECE

PRESS RELEASE

The Board of Directors of National Bank of Greece at its meeting of 12 April 2005 decided for the Bank’s Annual Ordinary General Meeting to be held at 12:00 noon on Tuesday, 17 May 2005, at Eolou 93 (Megaro Mela), Athens, with the following agenda:

1. Submission for approval of the Board of Directors’ and the Auditors’ Reports on the annual financial statements for the financial year 2004 (i.e. 1 January 2004 – 31 December 2004).

2. Submission for approval of the annual financial statements for the year 2004 (i.e. 1 January 2004 – 31 December 2004). Approval of dividend.

3. Discharge of the members of the Board of Directors and the Auditors of National Bank of Greece from any liability for indemnity regarding the Bank’s annual financial statements and management for the year 2004 (i.e. 1 January 2004 – 31 December 2004).

4. Approval of the remuneration received by the Bank’s Board of Directors for the financial year 2004 (pursuant to Companies’ Act 2190/1920 Article 24, par. 2), and determination of their remuneration, for the year 2005.

5. Determination of the remuneration of non-executive members of the Board of Directors in their capacity as members of the Audit Committee for the year 2005.

6. Approval of the members of the Board of Directors’, General Managers’ and Managers’ participation in the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per Companies’ Act 2190/1920, Article 23, par. 1 and the Bank’s Articles of Association, Article 30, par. 1).

7. Election of regular and substitute Certified Auditors for the purposes of the audit of the Bank’s financial statements and the Group’s consolidated financial statements, and determination of their remuneration, for 2005.

8. Approval of own shares buy-back programme in accordance with Article 16, par. 5 et seq. of Companies’ Act 2190/1920.

9. Appointment of independent members of the Board of Directors.

10. Approval of a stock options programme enabling the executive members of the Board of Directors, management officers and staff of National Bank of Greece and its affiliated companies to acquire shares of the Bank, pursuant to Companies’ Act 2190/1920 Article 13 par. 9, as amended.

11. Announcements and other business.

Athens, 14 April 2005